Exhibit 99.1

Highlights for the three months ended December 31, 2012, included:

•
Gross customer additions through marketing of 341,000, up 10% compared to 310,000 in the third quarter of fiscal 2012. The 341,000 customers is a continuation of consistently high level of customer additions seen over the past two years.

•	Consumer customer additions were 150,000, up 34% from fiscal 2012. Commercial additions of 191,000 were down 4% from the record 198,000 added a year earlier.

•
National Home Services installed base up 44% year over year to 222,000 with gross margin up 32% to $9.5 million. Including NHS customers, Just Energy exited the year at 4,346,000 customers, up 11% from a year earlier.

•	TGF ethanol plant margin down sharply to $2.2 million for the quarter from $6.5 million in fiscal 2012.

•	Overall gross margin of $142.5 million, down 3% year over year.

•	Adjusted EBITDA of $72.5 million, down 18% year over year, reflecting earnings before marketing expenditures to add new gross margin.

•	Future embedded gross margin of $2.2 billion ($15.19 per share), up 12% year over year from $1.9 billion ($13.56 per share).

•
Payout ratio on Adjusted EBITDA was 62% for the quarter, compared to 50% for the three months ended December 31, 2011.  For the trailing 12-months, the payout ratio was 65% compared to 60% a year earlier.

•	Payout ratio on trailing 12-months Base Funds from Operations were 172% up from 96% a year earlier as cash from operations was used to fund growth expenditures which have rapid payback periods.

•	Year to date gross margin growth of 9% lags behind published annual guidance of 10% to 12%, and year to date Adjusted EBITDA down 6%, well below the published annual guidance of 8% to 10%.

Message from the Chief Executive Officer

Fellow Shareholders,

Just Energy’s third quarter financial results showed continued strong growth in the Company’s core business as reflected in both number of customers and the future embedded margin those customers will generate. Both measures were up double digits from a year earlier. Challenging commodity price environment combined with poor markets for the non-core ethanol business resulted in weaker than expected margin and EBITDA from the Company.

Three months ended December 31, ($ millions except per share)	F2013	Per share	F2012	Per share
Sales	$733.9	$5.10	$738.6	$5.21
Gross margin	142.5	0.99	147.4	1.04
General and administrative	36.7	0.25	31.3	0.22
Financing costs	19.7	0.14	16.4	0.12
Adjusted EBITDA	72.5	0.50	88.5	0.62
Funds from Operations	38.3	0.27	51.6	0.36
Profit (loss) for the period	40.2	0.28	(97.4)	(0.70)
Dividends/distributions	44.6	0.31	43.9	0.31
Payout ratio – Base EBITDA	83%		69%
Payout ratio – Adjusted EBITDA	62%		50%
Nine months ended December 31, ($ millions except per share and customers)	F2013	Per share	F2012	Per share
Sales	$2,083.6	$14.52	$1,964.9	$13.94
Gross margin	374.0	2.61	344.2	2.44
General and administrative	108.1	0.75	88.4	0.63
Financing costs	57.5	0.40	44.5	0.32
Adjusted EBITDA	164.2	1.14	173.8	1.23
Funds from Operations	54.3	0.38	119.7	0.85
Profit (loss) for the period	392.0	2.43	(49.7)	(0.36)
Dividends/distributions	133.4	0.93	131.2	0.93
Payout ratio – Adjusted EBITDA	81%		75%
Payout ratio – Base EBITDA (LTM1)	102%		72%
Payout ratio – Adjusted EBITDA (LTM1)	65%		60%
Payout ratio – Base Funds from Operations (LTM1)	172%		96%
Energy customers (RCEs)	4,124,000		3,758,000
Home Services customers (installed units)	222,000		154,000
Total number of customers	4,346,000		3,912,000
1Last12 months

Growth

Customer additions in the third quarter were 341,000, up 10% from fiscal 2012 and the second highest total in Just Energy’s history. The overall customer base, including National Home Services (“NHS”) installations, grew to 4.3 million, up 11% from a year earlier.

New additions were solid in all segments of the business led by 150,000 new residential customers, up 34% from the 112,000 added in the third quarter of fiscal 2012. Commercial additions totalled 191,000, down 4% from the Company record of 198,000 added in the prior fiscal year. NHS saw a 44% year over year growth in total installations, growing to 222,000 units.

Long-term energy customer aggregation
	October 1,			Failed to	December 31,	% increase	December 31,	% increase
	2012	Additions	Attrition	renew	2012	(decrease)	2011	(decrease)
Natural gas
Canada	557,000	20,000	(11,000)	(42,000)	524,000	(6)%	571,000	(8)%
United States	469,000	47,000	(28,000)	(7,000)	481,000	3%	566,000	(15)%
Total gas	1,026,000	67,000	(39,000)	(49,000)	1,005,000	(2)%	1,137,000	(12)%
Electricity
Canada	660,000	25,000	(15,000)	(22,000)	648,000	(2)%	678,000	(4)%
United States	2,331,000	246,000	(57,000)	(59,000)	2,461,000	6%	1,943,000	27%
United Kingdom	7,000	3,000	-	-	10,000	43%	-	-
Total electricity	2,998,000	274,000	(72,000)	(81,000)	3,119,000	4%	2,621,000	19%
Combined	4,024,000	341,000	(111,000)	(130,000)	4,124,000	2%	3,758,000	10%

The Company maintains its focus on the preservation and profitability of the energy customer base. A total of 241,000 customers were lost during the quarter and replaced by new additions. This compares to 195,000 lost a year earlier and 297,000 lost in Q2.

In addition to the 341,000 new customers added to offset this, a further 203,000 customers renewed their contracts during the quarter.  The Company’s traditional sales force was augmented by strong results from telemarketing, internet sales and network marketing. With the opening of new markets such as the U.K., Just Energy’s sales capacity remains at its highest level in history. The recent U.K. supply agreement with Shell shows the progress being made in Europe.

The attrition rate was 13% on a trailing 12-month basis (calendar 2012), down from 14% in calendar 2011, with U.S. gas markets higher and U.S. electricity markets lower. Canadian attrition was unchanged at 10%. Overall attrition remains at target levels.

Renewal rates were near target at an average 69% for the last 12 months. Canadian residential renewals were weak at approximately 50% while U.S. renewals were over 80%, better than target.  Management believes that there is an opportunity for further improvement in renewal rates, however; commercial renewal rates can be volatile on a quarter to quarter basis.

Profitability

Operating profits lagged the overall gross margin growth during the quarter. Gross margin for the quarter was $142.5 million, down 3% from $147.4 million in the third quarter of fiscal 2012.  Adjusted EBITDA was $72.5 million, down 18% from $88.5 million in the prior comparable quarter. This resulted in payout ratios of 62% on Adjusted EBITDA versus 50% in the prior comparable quarter, well above target levels and 124% on Base Funds from Operations versus 88% in the comparable quarter of fiscal 2012.

The following factors drove quarterly profitability:

•
Gas margin was down 21% versus Q3 F2012 reflecting a 12% decline in customers, lower realized commercial margins per customer and $0.9 million in payout on weather options versus $9.0 million in fiscal 2012.

•	Electricity margin was up 11% due to a 19% increase in customers and high residential margins driven by JustGreen consumption offset by lower margins per new customer in the commercial book.

•
New customer annual margins averaged $169 per RCE for residential customers and $64 per RCE for commercial customers, less than the annual margin on customers lost of $182 per RCE for residential and $94 per RCE for commercial.  The lower commercial margins reflect a stabilized level in major markets.  While less profitable than in the past, commercial customers continue to generate margins more than double their annual aggregation costs, maintaining it as a very profitable business segment.

•
Aggregation cost per residential customer was down 22% to $158 from $203 a year prior. Commercial customer aggregation costs were, on average, down slightly. This continued positive trend has been driven by the use of multiple sales channels and economies of scale as fixed marketing costs are spread across more customers.

•	NHS saw its gross margin grow 32% year over year to $9.5 million, up from $7.2 million. NHS EBITDA was $6.4 million up 21% from $5.3 million a year earlier.

•
The TGF ethanol plant saw both lower ethanol prices and higher wheat feedstock costs.  The result was sharply lower margins of $2.2 million, down from $6.5 million in Q3 F2012. While ethanol remains a mandated component of gasoline, its prices have fallen below historic levels. Management cannot forecast when the performance of TGF will improve.

•
Administrative costs per customer were an annual $34, up slightly from $32 a year earlier. Management believes that this measure will fall to the $30 range as new markets like the U.K. and new channels like Momentis begin to reach their potential.

•
Bad debt expense was down 25%, reflecting markets where Just Energy bears bad debt risk.  Bad debt equaled 2.1% of relevant, sales down from 2.5% in the third quarter of fiscal 2012, consistent with management’s expectation of 2% to 3%.

•
Financing costs were $19.7 million for the quarter, up from $16.4 million a year earlier. The increase reflects inclusion of the new $105 million unsecured debentures, the convertible debenture funding for the acquisition of Fulcrum and higher drawings on the working capital line of credit as a result of our accelerated growth levels.

Management’s published guidance calls for 10% to 12% gross margin growth and 8% to 10% Adjusted EBITDA growth for fiscal 2013.  Although overall margin is up 9% year to date, management does not expect it to reach the 10% -12% target range projected for the fiscal year. Continued weak results from the TGF ethanol business and delays in the positive cash impact of colder winter temperatures causes management to currently estimate no more than 8% margin growth for the fiscal year.

Administrative and sales and marketing expenses are growing more quickly than margin as the expenses more closely track the number of customers in our base. Therefore, roughly flat fourth quarter margins, which is our current forecast, would result in Adjusted EBITDA to remain in the current range of 6% less than the prior fiscal year. The major factors that will continue to impact margin and EBITDA in the fourth quarter will be stabilization of commercial margins around the $64 per RCE level seen in Q3 and the reduced seasonality of the Company’s business overall as the percentage of natural gas customers in the overall base declines.  As well, the initial margins received from new Momentis independent representatives will slow sue to amended compensation plans.

Just Energy has taken several steps toward creating value through targeted growth expenditures over the last two years.  As announced earlier this week, the signing of a five-year supply agreement with Shell gives our new U.K. platform a base to add profitable growth. Our work to establish smart thermostats as a long-term access-point to consumer’s commodity needs requires capital financing and is expected to bring the solid returns Just Energy investments have traditionally generated.  Hudson Solar creates profitable, tax advantaged green products, raising the Company’s profile. The success and return on capital from continued investment in NHS are reflected in its results. These businesses do not require large amounts of capital (or, in the case of NHS and Hudson Solar, are non-recourse funded) and the future of Just Energy will benefit from focused profitable investments like these.

Management believes that a broadening of the customer relationship is the next step in the evolution of Just Energy. While the funding platform for NHS supports this growth in Canada, there is a need to provide the capital to expand the business in the U.S. This step will contribute to an increasingly profitable customer relationship less impacted by natural gas prices.

Past growth expenditures have created, clear tangible long-term value for shareholders. Management believes that a key measure of this value is embedded gross margin.  Embedded margin is an estimate of cash flow from existing contracts based on the spread between contract price and underlying supply. The table below shows the increase in this value over the quarter and the last year.

EMBEDDED GROSS MARGIN
Management's estimate of the future embedded gross margin is as follows:
(millions of dollars)
	As at	As at	Dec. 2012 vs.		As at	Dec. vs.
	Dec. 31,	Dec. 31,	Dec. 2011		Sept. 30,	Sept. 2012
	2012	2011	variance		2012	variance
Canada energy marketing (C$)	$547.8	$587.7	(7	) %	$571.0	(4	) %
Home Services division (C$)	574.0	352.0	63%		510.7	12%
Canada total (C$)	1,121.8	939.7	19%		1,081.7	4%
U.S. energy marketing (US$)1	1,081.1	973.4	11%		1,065.7	1%
Total (C$)	$2,197.4	$1,929.7	14%		$2,129.5	3%

Dividends were $0.31 per share in the second quarter, unchanged from those paid a year earlier.  Payout ratio on Adjusted EBITDA increased to 62%, up from 50% a year ago. The Company’s dividend obligations will exceed Funds from Operations for the year.

Payout ratio remains an area of concern.  As highlighted in the second quarter report, both Adjusted EBITDA and Funds from Operations (‘FFO’) were trending below forecast and that trend remains. Payout on Adjusted EBITDA is 65% over the past 12-months versus 60% a year earlier. Payout ratio on FFO is 172% for the same, period up from 96%.  It is clear that the payout ratio on FFO will remain well above 100% for the fiscal year-primarily driven by accelerated sales-growth and, in all likelihood, for the year to come, based on current sales forecasts and dividend levels.

Just Energy remains focused on its debt level and the need to refinance notes coming due in fiscal 2015 and fiscal 2018.  In January, the Company was able to access the capital markets raising $105 million through a private placement of debt during the quarter.  While this issuance provides the liquidity to fund both the growth and dividend in the near term, management believes that there needs to be a focus on profitable growth and debt reduction as well as dividends.

Management and the Board of Directors have concluded that it would be appropriate to reduce the fiscal 2014 dividend to a level which would allow the funding of necessary growth capital expenditures and the cash repayment of the entire fiscal 2015 $90 million convertible debenture issue if necessary. In addition, the new level of dividend will allow Just Energy to build a cash reserve to potentially purchase a portion of its other outstanding convertible debentures.

Following its regularly scheduled February meeting, the Board of Just Energy has implemented a new dividend policy effective the April 30, 2013 dividend payment which calls for a monthly dividend of $0.07 per share.  That is an annualized $0.84 versus the current $1.24 per share. This level of dividends should reduce the FFO payout ratio to less than 100% for fiscal 2014 and reduce the ratio to a target range between 60% and 65% going forward.  Payout ratio on FFO for the last 12 months is 172%.  Management is committed to returning this ratio below 100%.

The new level of dividend was selected with the understanding that many Just Energy shareholders rely on their dividends for income.  At current prices, the new payout level will leave Just Energy with an annual yield of approximately 8.4%, among the highest yields on either the TSX or the NYSE. Management targets a future FFO payout ratio in the 60% to 65% range. By creating a more stable financial platform and balance sheet, Just Energy expects to generate continued growth and income for its shareholders.

I thank my fellow shareholders for their continued support.

Yours sincerely,

Ken Hartwick
Chief Executive Officer